Navient Funding, LLC
2001  Edmund Halley Drive
Reston, Virginia 20191

May 29, 2015

Filed on EDGAR and copy sent via e-mail

M. Hughes Bates
Securities and Exchange Commission
Division of Corporation Finance
100 First Street, NE
Mail Stop 3561
Washington, DC 20549

Re:	SLM Student Loan Trust 2011-2
SLM Student Loan Trust 2012-1
SLM Student Loan Trust 2012-2
SLM Student Loan Trust 2012-6
SLM Student Loan Trust 2013-6
SLM Student Loan Trust 2014-1
Forms 10-K for Fiscal Year Ended December 31, 2014
Filed March 31, 2015
File Nos. 333-166301-03, 333-166301-05, 333-166301-06, 333-166301-09, 333-166301-16, and 333-166301-17

Dear Mr. Bates:

This letter is in response to the comments of the Staff of the Securities and Exchange Commission (the “Commission”) contained in your letter dated May 14, 2015 to Navient Funding, LLC, (the “Company”).  For ease of reference, the comments are printed below in italics (with the comments provided in your letter highlighted in bold and italics) and are followed by the Company’s responses.

Exhibit 10.1 to the Forms 10-K

1.           Comment:

We note that Exhibit 10.1 was incorporated by reference as Exhibit 4.1. Please clarify by providing a more detailed description of Exhibit 10.1.  Please also file the servicing agreement and the administration agreement as exhibits to the Forms 10-K.

Response:

The Company confirms that all future filings will include Exhibit 10.1 utilizing a description of the Indenture consistent with the format used to describe the Indenture in Exhibit 4.1.  The Company further confirms that all future filings will include new Exhibits 10.2 and 10.3 or other applicable Exhibits incorporating by reference the related administration agreement and the related servicing agreement utilizing descriptions of those agreements consistent with the format used to describe the Indenture in Exhibit 4.1.  Because we view these agreed-upon revisions to be explanatory and not material in nature and we believe the reports on Forms 10-K are not misleading as currently filed, the Company does not intend to refile the current Forms 10-K.

Exhibits 33.1 to the Forms 10-K

2.           Comment:

We note that Navient Solutions, Inc.’s report, as servicer and administrator, on its assessment of compliance with applicable servicing criteria lists Item 1122(d)(1)(iii), Item 1122(d)(2)(iii), and Items 1122(d)(4)(x)-(xiii) of Regulation AB as inapplicable servicing criteria. However, we note that the respective servicing agreements list Item 1122(d)(1)(iii), Item 1122(d)(2)(iii), and Items 1122(d)(4)(x)-(xiii) as applicable to the servicer. Please tell us why Navient Solutions, as servicer, did not provide an assessment with respect to Item 1122(d)(1)(iii), Item 1122(d)(2)(iii), and Items 1122(d)(4)(x)-(xiii).

Response:

Navient Solutions, Inc. did not provide an assessment with respect to Item 1122(d)(1)(iii), Item 1122(d)(2)(iii) and Items 1122(d)(4)(x)-(xiii) and the servicing criteria collectively thereunder because Navient Solutions, Inc. concluded that such servicing criteria were not required of Navient Solutions, Inc., as servicer, under the related transaction agreements for any platform trust during the reporting period.  We believe that the Forms 10-K as currently filed are correct and not misleading and therefore the Company does not intend to refile the current Forms 10-K.

However, to avoid confusion, if Navient Solutions, Inc. reaches the same conclusion with respect to future reporting periods, Navient Solutions, Inc. will add a sentence to its assertion on compliance with Regulation AB describing that these servicing criteria were determined not to be required under the related transaction agreements for any platform trust during the reporting period.  In that situation, Navient Solutions, Inc. will also add a footnote to the “X” marked in the column titled “Inapplicable Servicing Criteria” on Appendix A to the same effect.

3.           Comment:
We note that Navient Solutions, Inc.’s report, as servicer and administrator, on its assessment of compliance with applicable servicing criteria lists Item 1122(d)(2)(ii) of Regulation AB as an applicable servicing criterion performed by a third-party servicer. However, we note that the respective administration agreements list Item 1122(d)(2)(ii) as applicable to the administrator. Please tell us why Navient Solutions, as administrator, did not provide an assessment with respect to Item 1122(d)(2)(ii).

Response:

Navient Solutions, Inc. did not provide an assessment with respect to Item 1122(d)(2)(ii) and the servicing criterion thereunder because Navient Solutions, Inc. concluded that such servicing criterion was not required of Navient Solutions, Inc., as administrator, under the related transaction agreements for any platform trust during the reporting period.  Instead, and to the extent applicable, the servicing criterion in Item 1122(d)(2)(ii) was addressed solely by a third-party servicer.   We believe that the Forms 10-K as currently filed are correct and not misleading and therefore the Company does not intend to refile the current Forms 10-K.

However, to avoid confusion, if Navient Solutions, Inc. reaches the same conclusion with respect to future reporting periods, Navient Solutions, Inc. will add a sentence to its assertion on compliance with Regulation AB describing that the servicing criterion in Item 1122(d)(2)(ii) was determined not to be required of Navient Solutions, Inc. under the related transaction agreements for any platform trust during the reporting period.  In that situation, Navient Solutions, Inc. will also add a new identifier in the column titled “Inapplicable Servicing Criteria” in Appendix A stating that Item 1122(d)(2)(ii) was determined not to be required of Navient Solutions, Inc. under the related transaction agreements during the reporting period.

4.           Comment:
We note that Navient Solutions, Inc.’s report, as servicer and administrator, on its assessment of compliance with applicable servicing criteria lists Item 1122(d)(3)(iii) of Regulation AB both as an applicable servicing criterion performed by third-party servicers and as an inapplicable servicing criterion.  Please clarify the applicability of Item 1122(d)(3)(iii) to Navient Solutions, Inc. as servicer and administrator.

Response:

Navient Solutions, Inc. did not provide an assessment with respect to Item 1122(d)(3)(iii) and the servicing criterion thereunder because Navient Solutions, Inc. concluded that such servicing criterion was not required of Navient Solutions, Inc., as servicer and administrator, under the related transaction agreements for any platform trust during the reporting period but rather was required of other parties.   In accordance therewith, Deutsche Bank National Trust Company and Deutsche Bank Trust Company Americas indicated in their assessment of compliance with applicable servicing criteria that Item 1122(d)(3)(iii) was applicable to them.  We believe that the Forms 10-K as currently filed are correct and not misleading and therefore the Company does not intend to refile the current Forms 10-K.

However, to avoid confusion, with respect to any future reporting period in which Navient Solutions, Inc. reaches the same conclusion but a third-party indicates that the item is applicable to them, Navient Solutions, Inc. will identify that item only as “Performed by Third-Party” in Appendix A.

Exhibit 35.3 to the Form 10-K of SLM Student Loan Trust 2011-2

5.           Comment:
We note that Xerox Education Services, LLC’s subservicer compliance statement refers to the certification made with respect to the preceding “calendar year” rather than “reporting period.”  While we acknowledge that your reporting period corresponds to the calendar year, please confirm that, in future filings, your servicer compliance statements that are filed will conform to the form and content of Item 1123 of Regulation AB by referring to the “reporting period.”

Response:

The Company confirms that all future filings will conform to the form and content of Item 1123 of Regulation AB by referring to the applicable “reporting period” rather than the applicable “calendar year.”

The Company hereby acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

[Remainder of Page Intentionally Left Blank]

If you have any questions or would like to discuss our response in this letter, please feel free to contact our Chief Legal Officer, Mark Heleen, at (703) 984-5627, or the Company’s outside counsel, Steve Levitan, at (212) 309-6910.

Sincerely,

/s/Somsak Chivavibul

Somsak Chivavibul
President and Chief Financial Officer (Senior Securitization Officer)

Cc:	Folake Ayoola, U.S. Securities and Exchange Commission
Mark Heleen, Navient Solutions, Inc.
Christian Ameri, Navient Solutions, Inc.
Rachel George, Navient Solutions, Inc.
Reed D. Auerbach, Morgan, Lewis & Bockius LLP
Steve Levitan, Morgan, Lewis & Bockius LLP